Exhibit 99.1

September 29, 2006

Filing Jurisdiction(s):

☒	British Columbia	☒	New Brunswick	☐	CDNX — BC
☒	Alberta	☒	Nova Scotia	☐	CDNX — AB
☒	Saskatchewan	☒	Prince Edward Island	☐	WSE
☒	Manitoba	☒	Newfoundland	☐	TSE
☒	Ontario	☐	North West Territories	☐	ME
☒	Quebec	☐	Yukon	☐	CDN — OTC
		☐	Nunavut	☐	CDNX

Dear Sirs:

RE:    Cambior Inc.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	November 7, 2006
RECORD DATE FOR NOTICE:	October 3, 2006
RECORD DATE FOR VOTING:	October 3, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	October 3, 2006
SECURITIES ENTITLED TO NOTICE:	Common shares
SECURITIES ENTITLED TO VOTE:	Common shares

Yours very truly,
 CIBC MELLON TRUST COMPANY

/s/ Steve Gilbert
Manager
Client Relations
Tel: (514) 285-3609